UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

MASTECH DIGITAL, INC.

(NAME OF ISSUER)

Common Stock, $.01 par value per share

(TITLE OF CLASS OF SECURITIES)

57633B100

(CUSIP NUMBER)

John J. Cronin, Jr.

Chief Financial Officer and Corporate Secretary

Mastech Digital, Inc.

1305 Cherrington Parkway Building 210, Suite 400

Moon Township, Pennsylvania 15108

(412) 787-2100

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 16, 2022

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX  ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 57633B100

1.	NAME OF REPORTING PERSON Manoj Singh, as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,850,000 (See Item 5(a))
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,850,000 (See Item 5(a))
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,850,000 (See Item 5(a))
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16% (See Item 5(a))
14.	TYPE OF REPORTING PERSON* IN

Explanatory Note: This amendment No. 2 amends the first amendment of the Schedule 13D of Manoj Singh, as the sole member of the Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust (the “Reporting Person”) that was filed with the Securities and Exchange Commission on December 27, 2022 (the “Amended Schedule 13D”) with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Mastech Digital, Inc. (“Mastech”). This amendment constitutes Amendment No. 2 to the Initial Schedule 13D and is solely meant to replace the incomplete exhibits provided in the Amended Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the initial Schedule 13D, which was filed with the Securities and Exchange Commission on September 25, 2020. Except as set forth herein, the Amended Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D remains the same.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D remains the same.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D remains the same.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D remains the same.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented as follows, to replace the previous exhibits with those listed below:

Exhibit 1	Stock Purchase Agreement, dated December 16, 2022, by and between Sunil Wadhwani and the Sunil Wadhwani 2020 Exempt Family Trust

Exhibit 2	Confirmation Agreement, dated as of December 16, 2022, by and between Sunil Wadhwani and the Sunil Wadhwani 2020 Exempt Family Trust

Exhibit 3	Promissory Note, dated as of December 16, 2022, made by the Sunil Wadhwani 2020 Exempt Family Trust in favor of the Sunil Wadhwani Trust

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     February 8, 2023

/s/ Manoj Singh

Sole Member of Trust Protection Committee of the Sunil Wadhwani 2020 Exempt Family Trust